

November 15, 2012

Via E-Mail
Mr. Alan J. Haughie
Chief Financial Officer
Federal-Mogul Corporation
26555 Northwestern Highway
Southfield, Michigan 48033

      Re: **Federal-Mogul Corporation**
               Form 10-K for the Year Ended December 31, 2011
               Filed February 28, 2012
               Form 10-Q for the Quarter Ended June 30, 2012
               Filed July 26, 2012
               Response Letter dated November 6, 2012
               File No. 001-34029

Dear Mr. Haughie:

We have reviewed your response letter dated November 6, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing as indicated in comment 1 below and providing any requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing, and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Consolidated Statements of Operations, page 55

1. We note from your response to our prior comment 2 that you based your significance test on an average loss due to the prevalence of loss years in the five year historical period and if you had applied Rule 3-09 appropriately one of your equity method affiliates would be considered significant and separate financial statements of that entity would be required to be included with your Form 10-K. Please note that we do allow income averaging to be used in the calculation of the denominator in the significance test even if the latest fiscal year generated a loss, however, amounts for all loss years should be assigned a zero for the purposes of the average computation. Please revise to include the

separate financial statements of each significant affiliate as required by Rule 3-09 of Regulation S-X or alternatively, please submit your request for a waiver directly to the Division of Corporation Finance's Office of the Chief Accountant.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief